EXHIBIT 20.1



May 5, 2005

Dear Shareholders:

We are writing to provide you with information about our quarterly progress for your investment in BellaVista Capital.

Shareholder Proposal

As we stated in our last correspondence, the shareholder proposal received support from holders of less than 30% of the shares. Accordingly, the company has begun to move forward with its business plan as outlined in January of this year.

The Board of Directors met on March 21, one week after the vote, to discuss the results of the vote and address the issues raised by the proposal and voiced by shareholders. Among those items discussed were: the composition of the Board of Directors; management compensation; and a review of operating expenses and resource allocations. The Board and management have developed action items to address these issues which we believe will strengthen the company. We will communicate these action items to you as they are implemented.

Non-performing investments

We began the year with 13 non-performing investments totaling an estimated net realizable value of $53.6 million, which represented approximately 76% of our investments. Our goal for 2005 is to complete and sell 11 of these for expected total proceeds of approximately $43.5 million. On the weekend of April 16 and 17 we opened sales on eight condominuim units we own in San Francisco. By the end of the following week, all eight units were under contract at an aggregrate value of approximately $300,000 over our list prices. We are very pleased with this result and expect to begin closing escrows in May.

While the market is still reasonably strong and we remain very confident that we will successfully sell all 11 properties please bear in mind that most of these non-performing investments are high priced custom homes with unique characteristics that may not appeal to a large pool of buyers. As a result, the time required to find a buyer at an appropriate price and close the sale for our high-end custom homes is taking longer than we had anticipated. Originally we had projected to sell four of these investments, generating proceeds of approximately $14.9 million, by March 31, 2005. As of March 31, we had closed escrow on two of the properties yielding proceeds of $7.5 million.

Be assured that our top priorities are maximizing our proceeds from the sale of these non-performing properties and redeploying the associated capital in new


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BellaVista Capital
May 5, 2005
Page 2 of 3


performing investments. However, should we encounter significant additional delays in the sale and subsequent redeployment of this capital, our results will fall short of our financial projections.

Performing investments

At the beginning of 2005 we had five performing investments in which we had invested $14.2 million with a current estimated net realizable value of approximately $16.9 million. The difference between the estimated realizable value and the amount invested represents the amount of interest and fees charged to our borrowers which we expect to collect once the projects have completed and sold. We do not report on our financial statements any interest or fees charged to our developers until we have collected it. During the three months ended March 31, 2005, we invested an additional $1.8 million in these performing investments, making our total investment $16.0 million, and charged additional interest and fees totaling approximately $571,000, a 15% annual return on our average invested capital for these performing investments. As of March 31, 2005 the estimated realizable value of our performing investments was approximately $19.4 million.

You will find more detailed financial information about our quarterly results, including our estimate of net realizable value per share, in our quarterly filing with the Securities and Exchange Commission on Form 10-Q which is due to be filed by May 15, 2005. After that date, you can either download a copy from the SEC website at www.sec.gov or request a copy from our office.

New Investments

We have begun moving forward on several of the investment requests in our pipeline. We have already started due diligence on a $5 million opportunity to finance condominiums in Oakland with an estimated expected average unit selling price of approximately $450,000. The investment is expected to be a first deed of trust with an interest in the project's profits.

We are also negotiating terms for a planned $2 million investment to develop 160 housing units in Sacramento, expected to be priced in the mid-$200,000's. Our investment will be fully funded upon inception of development and subordinated to a land development and construction loan, the proceeds of which will provide the remaining financing needed to complete the project.

We are excited about these and other opportunities we are currently evaluating. Although the real estate market is currently strong, we remain cautious about its future. The prospect of higher interest rates is likely to reduce housing demand in the next 12 to 18 months, causing real estate prices to soften. We see this as a positive market development. We believe the current trend of year-over-year double-digit price appreciation is unsustainable and that the market cannot continue to appreciate at the same rate as the past few years.


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BellaVista Capital
May 5, 2005
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What no one can predict with certainty is whether housing prices will level off or fall. We are taking steps in our investment underwriting to ensure that our investments make sense under the most conservative scenario.

We would like you to know that we have the ability to send correspondence to you via email. Email communication is fast and convenient for you and can save money for the Company. If you would like to receive future communications from us via email, please send a short request with your desired email address, making certain to identify yourself with the name in which you hold record title to your shares, to connie@bellacap.com

Sincerely,


Michael Rider                         Eric Hanke
President                             Vice President